

September 1, 2011

<u>Via E-mail</u>
John L. Plueger
Executive Vice President,
General Counsel & Secretary
Air Lease Corporation
2000 Avenue of the Stars, Suite 1000N
Los Angeles, CA 90067

> **Re:** **Air Lease Corporation**
> **Amendment No. 4 to Form S-1**
> **Filed August 22, 2011**
> **File No. 333-173817**

Dear Mr. Plueger:

We have reviewed the above-captioned filing and have the following comments.

<u>General</u>

1. We note your response to comment three in our letter dated July 25, 2011. Please remove from your registration statement the resale of Class A common stock underlying the Class B common stock as we do not believe it is appropriate for you to register such transaction at this time. Please also revise your disclosure wherever necessary to clarify that the Class B common stock is convertible into Class A common stock once transferred to a third party unaffiliated with Société Générale S.A, which wholly owns the selling stockholder of the Class B common stock, Genefinance S.A.

<u>Selling stockholders, page 131</u>

2. We note your response to comment two in our letter dated July 25, 2011. Please briefly describe the transaction(s) pursuant to which Genefinance S.A. acquired its Class B common stock. Also, identify the natural persons who have voting and/or dispositive authority over the shares owned by American Funds Insurance Series – Growth Fund covered by footnote 5 and the shares owned by the Fidelity entities covered by footnote 28. Please ensure that your disclosure is consistent with the guidance we have rendered on this topic in Question 240.04 of our Regulation S-K Compliance and Disclosure Interpretations.

Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or me at (202) 551-3397 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Mark H. Kim, Esq.
       Munger, Tolles & Olson LLP (via E-mail)